Exhibit 99.27

Osisko Gold Royalties Ltd

Form 51-102 F4

Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”)
1100 avenue des Canadiens-de-Montréal
Suite 300, P.O. Box 211
Montréal, Québec, H3B 2S2

1.2	Executive Officer

For further information, contact Joseph de la Plante Vice President, Corporate Development at (514) 940-0670.

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On February 17, 2015, the Corporation acquired all of the issued and outstanding shares of Virginia Mines Inc. (“Virginia”) by way of a business combination structured as a Plan of Arrangement (the “Transaction”).

Virginia's activities consist mainly of acquisition, exploration and development of mining exploration properties. Virginia specializes in searching for gold and base metal deposits in mostly unexplored territories of Québec. Most of its activities take place in the central part of Québec, particularly in the James Bay area, which comprises several Achaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. Virginia is among the most active exploration companies in Québec with a large portfolio of properties.

Virginia’s cornerstone asset is a royalty pursuant to the terms of a royalty agreement dated March 31, 2006 and amended on May 12, 2014, between Goldcorp Inc. (“Goldcorp”), Les Mines Opinaca Ltée (a wholly-owned subsidiary of Goldcorp) and Virginia. Virginia holds a perpetual sliding-scale production royalty calculated on the net smelter returns from all production from the Éléonore Project. The Éléonore Project is located in the Lake Ell area, in the north-eastern part of the Opinaca Reservoir of the James Bay region, in the Province of Québec, Canada.

2.2	Acquisition date

February 17, 2015

2.3	Consideration

Under the terms of the Transaction, each share of Virginia has been exchanged for 0.92 common shares of Osisko (the “Arrangement Consideration”). The Arrangement Consideration represents consideration to Virginia shareholders of C$14.19 per share of Virginia based on the closing price of the common shares of Osisko of C$15.42 per share on the Toronto Stock Exchange on November 14, 2014 (the last trading day before the announcement of the Transaction).

2.4	Effect on Financial Position

The Corporation intends to integrate the operations of Virginia into its existing operations in the course of which Osisko will realize business synergies.

See the Corporation’s unaudited pro forma consolidated financial statements attached to this Business Acquisition Report.

2.5	Prior Valuations

Not applicable

2.6	Parties to Transaction

The Transaction is not with an informed person, associate or affiliate of Osisko.

2.7	Date of report

February 18, 2015.

Item 3 –  Financial statements and Other Information

As required by Part 8 of National Instrument 51-102, the following financial statements are included in this Business Acquisition Report :

i)

the unaudited pro forma consolidated balance sheet of Osisko as at September 30, 2014 and the unaudited pro forma consolidated statements of income (loss) of Osisko for the year ended December 31, 2013 and the nine-month period ended September 30, 2014 together with the notes thereto (refer to Schedule A).

2

The following financial statements of Virginia are specifically incorporated by reference into and form an integral part of this Business Acquisition Report :

i)	the audited consolidated financial statements of Virginia for the years ended on February 28, 2014 and February 28, 2013, together with the notes thereto, the auditor's report thereon; and

ii)	the unaudited condensed interim consolidated financial statements of Virginia for the three-month and nine-month periods ended on November 30, 2014 and 2013, together with the notes thereto.

These financial statements of Virginia are available under the SEDAR profile of Virginia at www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, the information presented in this report and the information incorporated by reference herein, constitutes "forward-looking information" within the meaning of applicable Canadian Securities Laws concerning the business, operations, plans and financial performance and condition of Osisko. Often, but not always, forward-looking statements can be identified by words such as "pro forma", "plans", "expects", "may", "should", "could", "will", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of Osisko to differ materially from any future plans, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others inability to achieve the benefits or synergies anticipated from the Arrangement; actual operating cash flows, free cash flows, mineral resources, total cash, transaction costs, and administrative costs of Osisko differing materially from those anticipated; exploration expenditures of Virginia differing materially from those anticipated; risks related to international operations; risks related to the holding of royalty interests on mineral properties; risks related to partnership or other joint operations; actual results of current exploration activities; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts and sales; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; uninsured risks; regulatory changes, defects in title; availability or integration of personnel, materials and equipment; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; market prices; production, construction and technological risks related to Osisko; capital requirements and operating risks associated with the operations or an expansion of the operations of Osisko or the operations in respect of which royalty interests are held by Osisko; fluctuations in gold, silver and other metal prices and currency exchange rates; uncertainty relating to future production, and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to Osisko; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim and those risks set forth in Osisko's filings with the Securities Authorities which are available on SEDAR at www.sedar.com.

In addition, forward-looking and pro forma information herein is based on certain assumptions. Forward-looking and pro forma information contained herein is based on certain assumptions including that, but not limited to, interest and exchange rates; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to Osisko.

3

Although Osisko has attempted to identify important factors that could cause actual plans, actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual plans, results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

4

OSISKO GOLD
ROYALTIES LTD

Unaudited Pro Forma Condensed

Consolidated Financial Statements

September 30, 2014

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF OSISKO GOLD ROYALTIES

Osisko Gold Royalties Ltd
Pro Forma Consolidated Balance Sheet
As at September 30, 2014
(Unaudited)
(Expressed in thousands of Canadian dollars)

					Osisko Gold
					Royalties Ltd
	Osisko Gold	Virginia	Pro Forma		Pro Forma
	Royalties Ltd	Mines Inc.	Adjustments	Note 4	Consolidated
	$	$	$		$
Assets
Current assets
Cash and cash equivalents	156,757	30,828	(7,541)	f)	204,028
			39,171	a)
			(15,187)	b)
Short-term investments	-	36,175	-		36,175
Accounts receivable	404	4,281	-		4,685
Inventories	2	-	-		2
Prepaid expenses and other assets	267	276	-		543

	157,430	71,560	16,443		245,433
Non-current assets
Investments in associates	14,196	-	-		14,196
Other investments	6,049	-	45,510	b),c)	6,049
			(45,510)	d)
Royalty interests	150	1,125	410,111	e)	411,386
Mineral properties	2,268	66,297	22,000	e)	90,565
Property, plant and equipment	90	604	-		694
Goodwill	-	-	120,869	e)	120,869
Deferred tax assets	12,734	3,384	(3,384)	h)	12,734

	192,917	142,970	566,039		901,926

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Osisko Gold Royalties Ltd
Pro Forma Consolidated Balance Sheet
As at September 30, 2014
(Unaudited)
(Expressed in thousands of Canadian dollars)

					Osisko Gold
					Royalties Ltd
	Osisko Gold	Virginia	Pro Forma		Pro Forma
	Royalties Ltd	Mines Inc.	Adjustments	Note 4	Consolidated
	$	$	$		$
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,290	3,511	-		4,801
Current portion of deferred royalties	-	5,116	(5,116)	e)	-
Provisions and other liabilities	58	-	-		58

	1,348	8,627	(5,116)		4,859
Non-current liabilities
Provisions and other liabilities	62	3,254	-		3,316
Deferred tax liabilities	311	5,238	123,532	e)	125,697
			(3,384)	h)

	1,721	17,119	115,032		133,872

Equity attributable to Osisko Gold Royalties Ltd shareholders
Share capital	1	170,107	39,171	a)	553,184
			30,323	c)
			(170,107)	g)
			483,689	d)
Contributed surplus	126	8,582	(8,582)	g)	16,624
			16,498	d)
Accumulated other comprehensive income	56	2,069	(2,069)	g)	56
Retained earnings (deficit)	191,013	(57,038)	57,038	g)	194,420
			(4,541)	f)
			7,948	d)

	191,196	123,720	449,368		764,284

Non-controlling interest	-	2,131	1,639	e)	3,770

	192,917	142,970	566,039		901,926

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Osisko Gold Royalties Ltd
Pro Forma Consolidated Statement of Income (Loss)
For the nine month period ended September 30, 2014
(Unaudited)
(Expressed in thousands of Canadian dollars, except per share amounts)

				Osisko Gold
				Royalties Ltd
	Osisko Gold	Virginia	Pro Forma	Pro Forma
	Royalties Ltd	Mines Inc.	Adjustments	Consolidated
	$	$	$	$
Revenues	9,571	-		9,571

Expenses

Refinery and transportation costs	(34)	-		(34)
General and administrative	(2,156)	(4,254)		(6,410)
Business development	(633)	-		(633)
Exploration and evaluation	(5,260)	(580)		(5,840)
Write-off of property, plant and equipment	(2,831)	(2,701)		(5,532)
Other expenses	-	(128)		(128)

Operating loss	(1,343)	(7,663)		(9,006)

Interest income	1,555	511		2,066
Dividends	-	208		208
Foreign exchange gain	185	-		185
Share of loss of associates	(582)	-		(582)
Gain on sale of mining properties	-	40		40
Other gains (losses)	2,117	(723)		1,394

Earnings (loss) before income taxes	1,932	(7,627)		(5,695)

Income tax recovery (expense)	(1,845)	1,504		(341)

Net earnings (loss) from continuing operations	87	(6,123)		(6,036)

Attributable to Osisko/Virginia shareholders	87	(6,106)		(6,019)

Attributable to non-controlling interest	-	(17)		(17)

Net earnings from discontinued operations	1,675,263	-		1,675,263

Net earnings (loss)	1,675,350	(6,123)		1,669,227

Attributable to Osisko/Virginia shareholders	1,675,350	(6,106)		1,669,244

Attributable to non-controlling interest	-	(17)		(17)

Net earnings (loss) from continuing operations per share (note 5)

Basic and diluted	0.00			(0.08)
Net earnings (loss) per share (note 5)
Basic and diluted	36.76			20.81

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Osisko Gold Royalties Ltd
Pro Forma Consolidated Statements of Loss
For the year ended December 31, 2013
(Unaudited)
(Expressed in thousands of Canadian dollars, except per share amounts)

				Osisko Gold
	Osisko Gold			Royalties Ltd
	Royalties Ltd	Virginia	Pro Forma	Pro Forma
	(Note 6)	Mines Inc.	Adjustments	Consolidated
	$	$	$	$

Expenses

General and administrative	(903)	(2,750)		(3,653)
Exploration and evaluation	(7,259)	(1,000)		(8,259)
Write-off of property, plant and equipment	(8,122)	(3,512)		(11,634)
Other expenses	-	(18)		(18)

Operating loss	(16,284)	(7,280)		(23,564)

Interest income	1,340	741		2,081
Dividends	-	244		244
Foreign exchange gain	17	-		17
Share of loss of associates	(1,149)	-		(1,149)
Other gains (losses)	(12,482)	598		(11,884)

Loss before income taxes	(28,558)	(5,697)		(34,255)

Income tax recovery (expense)	(126)	3,126		3,000

Net loss from continuing operations	(28,684)	(2,571)		(31,255)

Net loss from discontinued operations	(426,419)	-		(426,419)

Net loss	(455,103)	(2,571)		(457,674)

Net loss from continuing operations per share (note 5)
Basic and diluted	(0.66)			(0.40)

Net loss per share (note 5)
Basic and diluted	(10.41)			(5.84)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Osisko Gold Royalties Ltd
Notes to the Pro Forma Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated financial statements (the "Pro Forma Financial Statements") have been prepared by Osisko Gold Royalties Ltd's (“Osisko”) management in connection with Osisko’s acquisition of 100% of Virginia Mines Inc.'s ("Virginia") issued and outstanding common shares.

The unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and give effect to the transactions as defined in Note 3 and pursuant to the assumptions and adjustments described in Note 4. The unaudited pro forma consolidated balance sheet as at September 30, 2014 has been prepared as if the transactions described in Note 3 had occurred on September 30, 2014. The unaudited pro forma consolidated statement of loss for the year ended December 31, 2013 and the unaudited pro forma consolidated statement of income (loss) for the nine-month period ended September 30, 2014 have been prepared as if the transactions described in Note 3 had occurred on January 1, 2013.

The Pro Forma Financial Statements are not necessarily indicative of the financial position and results of operations that would have been achieved if the acquisition had been completed on the dates or for the period presented, nor do they claim to project the results of operations or financial position of the entity for any future period or as of any future date. Any potential synergies that may be realized and integration costs that may be incurred after the acquisition date have been excluded from these statements.

As indicated in note 2 to Osisko's Unaudited Condensed Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2014, for financial reporting purposes, Osisko is considered to be a continuation of Osisko Mining Corporation. Osisko was formed following the agreement between Osisko Mining Corporation, Yamana Gold Inc. and Agnico Eagle Mines Limited.

In preparing the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of loss (income), the following historical information, that was prepared in accordance with International Financial Reporting Standards ("IFRS"), was used:

a.	For the unaudited pro forma consolidated balance sheet as at September 30, 2014:

(i)	the audited consolidated balance sheet of Osisko as at September 30, 2014.

(ii)	the unaudited condensed interim consolidated balance sheet of Virginia as at November 30, 2014.

b.	For the unaudited pro forma consolidated statement of loss for the year ended December 31, 2013:

(i)

the audited consolidated statement of loss of Osisko Mining Corporation for the year ended December 31, 2013 adjusted to reflect the reclassification as discontinued operations of the results of the Canadian mining, exploration and evaluation operations of Osisko Mining Corporation that are deemed to have been disposed of as at June 16, 2014 in connection with the agreement between Osisko Mining Corporation, Yamana Gold Inc. and Agnico Eagle Mines Limited (see Note 6).

(ii)	the audited consolidated statement of loss of Virginia for the year ended February 28, 2014.

c.	For the unaudited pro forma consolidated statement of income for the nine-month period ended September 30, 2014:

(i)	the unaudited interim consolidated statement of income of Osisko for the nine-month period ended September 30, 2014.

(ii)	the unaudited condensed interim consolidated statement of loss of Virginia for the nine-month period ended November 30, 2014.

Osisko Gold Royalties Ltd
Notes to the Pro Forma Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	BASIS OF PRESENTATION (continued)

The Pro Forma Financial Statements should be read in conjunction with the historical consolidated financial statements, together with the notes thereto, of Osisko and Virginia referred to above which are available at www.sedar.com.

In the opinion of Osisko's management, these Pro Forma Financial Statements include all adjustments necessary for a fair presentation of the transactions described in the notes to the Pro Forma Financial Statements and applied on a basis consistent with Osisko's accounting policies.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the Pro Forma Financial Statements are set out in Osisko Mining Corporation's audited consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB, except for the changes in accounting policies presented in the unaudited interim condensed consolidated financial statements of Osisko for the nine-month period ended September 30, 2014.

Certain assets, liabilities, revenues, expenses, gains and losses of Virginia have been reclassified to conform to Osisko's consolidated financial statements presentation.

3.	AGREEMENT AND RELATED TRANSACTIONS

On February 17, 2015, Osisko completed the acquisition of all of the issued and outstanding common shares of Virginia. Under the terms of the acquisition former Virginia shareholders received 0.92 of an Osisko common share for each common share of Virginia.

Prior to the acquisition, on November 16, 2014, Osisko had acquired 2,387,616 common shares of Virginia pursuant to share purchase agreements in exchange for the issuance of 2,196,607 common shares of Osisko. The transaction was closed on December 1, 2014. A fair value of $30,323,000 was attributed to the Virginia shares purchased. Also prior to the acquisition, on November 24, 2014 and November 28, 2014, Osisko had acquired, through the facilities of the Toronto Stock Exchange, beneficial ownership of 1,175,000 Virginia shares at an average price of $12.93 per share for a value of $15,187,000. These Virginia shares were designated as available-for-sale marketable securities. On February 17, 2015, the date of acquisition of Virginia, the total fair value1 of the initial investments amounted to $53,458,000 and has been included as part of the consideration for the transaction, resulting in a gain of $7,948,000 which will be recorded in the consolidated statement of income (loss) of Osisko for the three-month period ending March 31, 2015.

On November 26, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to Caisse de dépôt et placement du Québec ("Caisse") and Fonds de solidarité FTQ ("Fonds") at a price of $15.03 per common share for total gross proceeds of $42,000,000. On the same day Virginia closed two private placements whereby Virginia issued a total of 2,024,583 common shares to Caisse and Fonds at a price of $13.83 per Virginia common share for total gross proceeds of $28,000,000.

Based on the Virginia shares outstanding as at November 30, 2014, Osisko issued in aggregate consideration 29,655,967 common shares to the shareholders of Virginia, valued at $483,689,000 based on the closing price of Osisko's common share on the Toronto Stock Exchange on February 13, 20151. In addition, each common share option of Virginia was exchanged for a Replacement Osisko Option, using an exchange ratio of 0.92, representing 0.92 replacement share option of Osisko for each common share option of Virginia. Based on the Virginia share options outstanding as at November 30, 2014, Osisko issued 2,017,560 Replacement Osisko Options exercisable in the same number of Osisko common shares, valued at $16,498,000. The number of Osisko shares and options to be issued will be adjusted to the actual figures on the closing date of the acquisition.

The total purchase price of $553,484,000 was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of the transaction. All financial assets acquired and financial liabilities assumed were recorded at their estimated fair value.

The transaction with Virginia will be accounted for as a business combination with Osisko as the acquirer of Virginia.

The assets and the liabilities acquired are to be recorded at their estimated fair market values at the time of the closing of the acquisition and are based on preliminary management estimates and subject to final valuation adjustments. As such, the preliminary estimates of the consideration paid and the net assets acquired, which are subject to change, are summarized as follows (in thousands):

____________________________________________________
1 For fair value calculations on the acquisition date of Virginia, the closing price of Osisko shares as at February 13, 2015 was used ($16.31), as the closing of the acquisition was completed before markets open on February 17, 2015 and the markets were closed on February 16, 2015.

Osisko Gold Royalties Ltd
Notes to the Pro Forma Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	AGREEMENT AND RELATED TRANSACTIONS (continued)

Purchase Price	$

Common shares of Osisko to be issued(1)	483,689
Fair value of 3,562,616 Virginia shares already held	53,458
Fair value of 2,017,560 Replacement Osisko Options to be issued(2)	16,498

553,645

Net assets acquired:

Cash and cash equivalents	27,828
Short-term investments	36,175
Other current assets	4,557
Royalty interests	411,236
Mineral properties	88,297
Property, plant and equipment	604
Goodwill	120,869
Current liabilities	(3,511)
Provisions and other liabilities	(3,254)
Deferred income tax liability	(125,386)
Non-controlling interest	(3,770)

553,645

(1)

Based on the 35,797,363 Virginia shares outstanding as at November 30, 2014, less 3,562,616 Virginia shares already held, Osisko is assumed to issue 29,655,967 Osisko shares where each Virginia share is exchanged for 0.92 of an Osisko share. The number of Osisko shares to be issued will be adjusted to the actual figures on the closing date of the acquisition.

(2)

Based on the 2,193,000 Virginia common share options outstanding as at November 30, 2014; Osisko reserved 2,017,560 Osisko shares for issue upon the exercise of the Replacement Osisko Options. The Replacement Osisko Options have been valued using the Black-Scholes option pricing model. The fair value will be adjusted to the actual number of Replacement Osisko Options issued based on the Virginia common share options outstanding on the closing date of the acquisition.

Osisko Gold Royalties Ltd
Notes to the Pro Forma Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	PRO FORMA ADJUSTMENTS

The Pro Forma Financial Statements include the following assumptions and adjustments to give effect to the Arrangement:

a.

On November 17, 2014 Osisko closed private placements with Caisse and Fonds for gross proceeds of $42 million in Osisko shares at a price of $15.03, representing 2,794,411 Osisko shares. The net proceeds represent $39.2 million after fees.

b.	On November 24 and November 28, 2014 Osisko acquired, through the facilities of the Toronto Stock Exchange, beneficial ownership of 1,175,000 Virginia shares at an average price of $12.93 per share.

c.

On November 16, 2014, Osisko acquired 2,387,616 common shares of Virginia pursuant to share purchase agreements in exchange for the issuance of 2,196,607 common shares of Osisko. The fair value of the shares was evaluated at $30,323,000.

d.

To record the acquisition of Virginia by Osisko at a purchase price of $553,484,000 as described in Note 3. Based on the number of outstanding Virginia shares and options as at November 30, 2014, Osisko issued in consideration 29,655,967 Osisko shares to the shareholders of Virginia, valued at $483,689,000 based on the closing price of the Osisko shares on the Toronto Stock Exchange on February 13, 2015[2] and 2,017,560 Replacement Osisko Options exercisable in the same number of Osisko shares, valued at $16,498,000. The 1,175,000 Virginia shares acquired in cash and the 2,387,616 Virginia shares acquired in exchange of Osisko shares were deemed to be disposed of at the closing of the acquisition and a gain was recognized based on the fair value of such shares at the closing date of the acquisition. The deemed disposition generated a gain of $7,948,000 based on a fair value of $53,458,000. This gain is to be recognized through net income but has not resulted in a pro forma adjustment to the pro forma consolidated statements of income (loss) since this gain is non- recurring and directly attributable to the acquisition.

e.	To adjust Virginia's royalty interests, mineral properties, deferred revenues and non-controlling interest to their estimated fair value and the resulting deferred income tax effects and goodwill.

f.

Total transaction costs of Osisko and Virginia incurred after the respective balance sheet dates have been estimated at $7,541,000 based on management's best estimate. This amount includes $4,541,000 for Osisko's estimated fees, costs and expenses in connection with the Arrangement. Those costs are to be expensed through net income but have not resulted in a pro forma adjustment to the pro forma consolidated statements of income (loss) since these charges are non-recurring expenses directly attributable to the acquisition.

g.	To eliminate the historical book values of Virginia's share capital, contributed surplus, deficit and accumulated other comprehensive income.

h.	To reclassify Virginia's deferred income tax assets of $3.4 million, which will be offset with the deferred income tax liabilities arising from the accounting for the acquisition.

5.	EARNINGS (LOSS) PER SHARE

Basic net earnings (loss) per share

	Nine months ended	Year ended
(shares expressed in thousands)	September 30, 2014	December 31, 2013

Pro forma net loss from continuing operations attributable to Osisko shareholders	$(6,019)	$(31,255)

Pro forma net earnings (loss) attributable to Osisko shareholders	$1,669,244	$(457,674)
Historical weighted average number of Osisko common shares outstanding – basic(1)	45,581	43,719
Shares issued – private placements with Caisse and Fonds	2,794	2,794
Shares issued – acquisition of Virginia shares	2,197	2,197
Shares issued for the acquisition of Virginia	29,656	29,656

Pro forma weighted average number of common shares outstanding – basic	80,228	78,366

Pro forma net loss from continuing operations per share – basic and diluted	$(0.08)	$(0.40)

Pro forma net earnings (loss) per share – basic and diluted	$20.81	$(5.84)

(1)	After the effect of share consolidation where for each common share of Osisko Mining Corporation held, shareholders received one tenth of a common share of Osisko

_________________________________________________________
2 For fair value calculations on the acquisition date of Virginia, the closing price of Osisko shares as at February 13, 2015 was used ($16.31), as the closing of the acquisition was completed before markets open on February 17, 2015 and the markets were closed on February 16, 2015.

Osisko Gold Royalties Ltd
Notes to the Pro Forma Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

As Osisko reports pro forma net loss from continuing operations for 2013 and the nine months ended September 30, 2014, all potentially dilutive ordinary shares are deemed to be antidilutive and thus diluted earnings (loss) per share is equal to the basic earnings (loss) per share for both periods.

6.	OSISKO'S CONSOLIDATED STATEMENT OF LOSS FOR THE YEAR ENDED DECEMBER 31, 2013

The audited consolidated statement of loss of Osisko Mining Corporation for the year ended December 31, 2013 has been adjusted to reflect the reclassification as discontinued operations of the results of the Canadian mining, exploration and evaluation operations of Osisko Mining Corporation that are deemed to have been disposed of as at June 16, 2014 in connection with the agreement between Osisko Mining Corporation, Yamana Gold Inc. and Agnico Eagle Mines Ltd.

		Reclassification
	Osisko	of discontinued	Osisko
	As reported	operations	As reclassified
	$	$	$

Revenues	675,648	(675,648)	-

Mine operating costs
Production costs	(359,182)	359,182	-
Royalties	(8,832)	8,832	-
Depreciation	(117,358)	117,358	-

Earnings from mine operations	190,276	(190,276)	-

General and administrative expenses	(32,371)	31,468	(903)
Exploration and evaluation expenses	(12,966)	5,707	(7,259)
Write-off of property, plant and equipment	(17,950)	9,828	(8,122)
Impairment of property, plant and equipment	(530,878)	530,878	-

Operating loss	(403,889)	387,605	(16,284)

Interest income	1,789	(449)	1,340
Finance costs	(31,219)	31,219	-
Foreign exchange gain (loss)	(6,317)	6,334	17
Share of loss of associates	(1,149)	-	(1,149)
Other losses	(12,236)	(246)	(12,482)

Loss before income and mining taxes	(453,021)	424,463	(28,558)

Income and mining tax expense	(2,082)	1,956	(126)

Net loss from continuing operations	(455,103)	426,419	(28,684)

Net loss from discontinued operations	-	(426,419)	(426,419)

Net loss	(455,103)	-	(455,103)